

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.
103 John F. Kennedy Parkway
Short Hills, New Jersey 07078

> **Re: Dun & Bradstreet Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 9, 2020**
> **File No. 333-239050**

Dear Mr. Jabbour :

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 46

1. We note your revised disclosure that your amended and restated certificate of incorporation includes an exclusive forum selection provision. Given the provision's applicability to federal securities laws, please state that there is uncertainty as to whether a court would enforce such provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Adam Phippen at 202-551-3336 or Ta Tanisha Meadows at 202-551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López at 202-5551-3792 or Erin Jaskot at 202-551-3442 with any other questions.

       Sincerely,

       Division of Corporation Finance
Office of Trade & Services